ZUKERMAN GORE & BRANDEIS, LLP
875 THIRD AVENUE • NEW YORK, NEW YORK 10022        TELEPHONE 212-223-6700 • FACSIMILE 212-223-6433

November 15, 2007

Via Edgar Transmission
And Via Federal Express

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	MangoSoft, Inc. (the “Company”)
Amendment No. 3 to Form S-3 on Form S-1
File No. 333-144317

Dear Ms. Jacobs and Mr. Fuller:

On behalf of the Company, this letter, along with revised copies of Amendment No. 3 to the Company’s Registration Statement on Form S-3 on Form S-1 and Exhibits thereto (the “Registration Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”). Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Registration Statement, three (3) of which are marked to show the changes from Amendment No. 2 to the Registration Statement on Form S-3 previously filed with the Staff.

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,

/s/ Clifford A. Brandies

Clifford A. Brandeis